UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
Commission File Number 1-33876
(Check One):☒ Form 10-K Form 20-F Form 11-K Form 10-Q Form N-SAR Form N-CSR
    For Period Ended: December 31, 2022
Transition Report on Form 10-K                 Transition Report on Form 10-Q
 Transition Report on Form 20-F                  Transition Report on Form N-SAR
 Transition Report on Form 11-K
    For the Transition Period Ended: ________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ____________________________________________.

PART I
REGISTRANT INFORMATION
Full Name of Registrant         Athersys, Inc.

Former Name if Applicable    ____________________________________
Address of Principal Executive Office (Street and number)
        3201 Carnegie Avenue
City, State and Zip Code       Cleveland, Ohio 44115-2634

PART II
RULE 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☒
(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.
Athersys, Inc. (the “Company”) was unable to file, without unreasonable effort and expense, its Annual Report on Form 10-K for the year ended December 31, 2022, due to time needed to complete the preparation and finalization of its financial statements and disclosures for the year ended December 31, 2022 required to be included in the Annual Report on Form 10-K and due to technical difficulties at the Company’s third-party filing agent in submitting the filing via EDGAR. The Company’s Annual Report on Form 10-K was transmitted and received for filing on EDGAR at approximately 6:03 pm eastern on March 31, 2023, which is within the time period prescribed in Rule 12b-25 promulgated under the Securities Exchange Act of 1934.

PART IV
OTHER INFORMATION
(1)    Name and telephone number of person to contact in regard to this notification
               Daniel Camardo                        (216) 431-9900
                (Name)             (Area Code) (Telephone Number)
(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
     Yes No
(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portions thereof?
     Yes No
If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                         Athersys, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

ATHERYS, INC.
Date: April 3, 2023	By: /s/ Daniel Camardo
Name: Daniel Camardo Title: Chief Executive Officer